United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

November 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X] Form 40-F [   ]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes [   ] No [X]

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes [   ] No [X]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [   ] No [X]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-  .)

Production Report
Signatures

CVRD – Production Report for the Third Quarter 2004

Production continues to achieve all-time highs

Rio de Janeiro, November 10, 2004 — Companhia Vale do Rio Doce (CVRD) achieved an excellent operational performance in the third quarter of 2004, setting new records in the production of iron ore, pellets, manganese ore and bauxite. Production expanded in practically all of the Company’s operations.

In response to strong global demand, the Company is running at full production capacity, meeting significant operational challenges, as in the case of the iron ore mines at Carajás where production is exceeding 70 million tons a year on an annualized basis and also at the Alunorte alumina refinery, where production is exceeding nominal capacity.

Highlights

•	Iron ore –new records

3Q04 production hit a new record high, with record production levels at all CVRD mining sites, Southern System, Carajás and Caemi.

Under the concept of US GAAP (generally accepted accounting principles in the United States) CVRD’s production of iron ore in 3Q04 amounted to 56.932 million tons, 16.2% yoy increase. It exceeded the previous record of 51.515 million tons, achieved in 2Q04, by 10.5%.

In the first nine months of 2004, CVRD’s iron ore production amounted to 154.965 million tons, which represents yoy increase of 11.1%.

In 3Q04, iron ore production in the Southern System amounted to 26.297 million tons, a new quarterly record. This is higher than the previous record, achieved in 2Q04, by 6.5%, with a yoy increase of 8.4%.

3Q04 Carajás production reached an annualized rate of 73.6 million tons a year, increasing 13.2% qoq and 21.6% yoy. The volume produced in the third quarter of this year, of 18.395 million tons, exceeded the previous quarterly record, of 16.255 million tons reached in 2Q04.

Caemi also achieved a new quarterly production record, of 12.072 million tons. Production increased 16.1% qoq, when the previous record was achieved, and 27.8% yoy.

The production ramp-up at the Capão Xavier mine, which began operations in June, is surprising positively. In 3Q04, Capão Xavier contributed with 2.3 million tons to the production of Caemi, compared to 1.2 million tons in 2Q04.

•	Pellets – the largest quarterly production in the Company’s history

Under the concept of US GAAP, which excludes the joint ventures (Samarco, GIIC, Nibrasco, Kobrasco, Hispanobras and Itabrasco) pellet production quarter amounted to 4.244 million tons in 3Q04, thus achieving a new record. This represented an increase of 28.0% yoy, and 3.6% qoq, when the previous record was reached. This expansion was due to the excellent performance of the CVRD I, CVRD II and São Luis plants. The latter has been producing at an annualized rate of 6.4 million tons a year, higher than its nominal capacity by almost half a million tons.

In the quarter, CVRD produced 2.201 million tons of blast furnace pellets and 2.043 million tons of pellets for direct reduction. In the first nine months of the year, accumulated production amounted to 12.094 million tons, an increase of 35.1% yoy.

Under the consolidated figures according to BR GAAP (generally accepted accounting principles in Brazil) under which the volume produced by the joint ventures are calculated in proportion to CVRD’s equity stake in each venture, production in 3Q04 was also at record levels, amounting to 9.125 million tons, an increase of 12.9% yoy. Comparing 9M03 with 9M04, the increase amounted to 16.2%, rising from 22.523 million tons to 26.182 million tons.

In 3Q04, according to BR GAAP figures, CVRD produced 5.796 million tons of blast furnace pellets and 3.329 million tons of direct reduction pellets.

•	Manganese ore and ferro-alloys –record manganese ore production

A new quarterly record has been set for manganese ore production. 702,000 tons were processed in 3Q04, an increase of 20.8% yoy, and 14.4% compared to 2Q04. Production accumulated in the first nine months of 2004 amounted to 1.872 million tons, exceeding the production recorded in the same period in 2003 by 9.8%.

After the carrying out of adjustments to its mining plan, with a consequent slowdown in production in 2Q04, the Azul mine has regained a good level of production in this quarter.

The production of ferro-alloys also increased in 3Q04, by 11.9% compared to 3Q03, and up 8.8% in relation to 2Q04. In the first nine months of 2004, production amounted to 433,206 tons, an increase of 23.3% yoy.

At RDME, which experienced a maintenance stoppage in 2Q04, normal production levels were resumed in 3Q04, with a total of 33,000 tons being produced. On the other hand, RDMN suffered from operational adjustments in one of its electric furnaces in the quarter, which resulted in a drop in production, from 33,000 tons in 2Q04, to 23,000 tons in this last quarter. In the fourth quarter production will return to normal levels.

In 3Q04, CVRD produced 63,800 tons of ferro silicon manganese alloys (FeSiMn), 59,600 tons of a high carbon ferro manganese alloys (FeMnAC), 12,200 tons of medium carbon ferro manganese alloys (FeMnMC) and 8,100 tons of other types of alloys. Production of cored wire (special alloys) by RDME amounted to 1,300 tons.

•	Bauxite –record quarterly production

Bauxite production in Trombetas reached its highest quarterly volume ever, amounting to 4.336 million tons. This volume was 5.8% higher than in 3Q03, and 6.9% higher than 2Q04. Annualized production for the first nine months of the year amounted to 16.412 million tons, exceeding MRN’s nominal capacity of 16.3 million tons a year.

Production attributable to CVRD, under the concept of BR GAAP, proportional to its equity stake of 40% in MRN, amounted to 1.734 million tons in the third quarter of 2004.

•	Alumina –production exceeds nominal capacity

Alumina production at Alunorte amounted to 642,000 tons in 3Q04, an increase of 3.1% yoy and up 4.4% qoq.

Production accumulated in the first nine months of 2004 was 12.2% higher than in 9M03 and amounted to 1.905 million tons. In annualized terms, this amount exceeded the nominal capacity of the plant by 5.8%.

•	Primary aluminium – production in line with schedule

The production of primary aluminium at Albras amounted to 110,000 tons in 3Q04, slightly exceeding the figure of 109,000 tons achieved in 2Q04, and a little less than that achieved in the same period in 2003, of 111,000 tons. Accumulated production to September 2004 amounted to 321,000 tons, in line with that planned for this year, of approximately 430,000 tons.

•	Copper – production ramp-up of Sossego underway

Copper production at the Sossego mine began in the second quarter of this year, the first shipment being carried out on June 3. 2Q04 production amounted to 20,003 tons of copper while in 3Q04 it amounted to 21,835 tons, therefore 9.2% higher than that achieved in the previous quarter.

Although a little lower than estimated, the production of 41,838 tons of copper in the first six months of operation of the Sossego mine can be considered a good result, given that normally problems occur during the ramp-up of a mining operation. In general these problems are capable of causing a significant difference between the amount of production actually achieved, and that programmed.

The production ramp-up should be concluded by the end of 4Q04, by which time production should have reached an annualized rate of 140,000 tons, its long-term nominal capacity.

We expect production to exceed the average annual capacity on 2005 with the extraction of ore from the high grade regions of the mine.

•	Potash – Taquari-Vassouras maintains very good performance

Taquari-Vassouras produced 166,000 tons in 3Q04, registering a slight drop in relation to the 168,000 tons produced in 2Q04 and the 170,000 tons produced in 3Q03. However, the result in 3Q04 can be considered very good: the mine is still suffering from operational restrictions due to the implementation of its expansion project, which will increase capacity from 600,000 tons a year, to 850,000 tons a year. The conclusion of this expansion project is scheduled for the middle of 2005.

Annualized production for the first nine months of the year amounted to 633,000 tons, exceeding nominal capacity by 33,000 tons.

•	Caulim – PPSA continues to expand production

CVRD’s total kaolin production amounted to 302,000 tons in 3Q04, an increase of 11.4% yoy.

PPSA has maintained a growing level of production, aiming to eliminate any remaining idle capacity, producing 115,000 tons in 3Q04, an increase of 6.3% qoq, and 23.2% yoy.

On October 20, CVRD announced the sale of PPSA to its subsidiary Caemi, for US$ 117.8 million. CVRD believes that the consolidation of its kaolin businesses within Caemi, as well as achieving significant synergy savings, will permit PPSA to continue improving its operational performance, therefore contributing to the creation of value for shareholders.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Rafael Campos: rafael.campos@cvrd.com.br +55-21-3814-4353
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2004	COMPANHIA VALE DO RIO DOCE (Registrant)
	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer